February 25, 2005

     Mail Stop 0408

By U.S. Mail and facsimile to (336)246-3966

Melanie Miller
Chief Financial Officer
AF Financial Group
21 East Ashe Street
West Jefferson, NC 28694-0026

Re:	AF Financial Group
	Form 10-KSB for the fiscal year ended June 30, 2004
	Filed September 28, 2004

	Form 10-Q for the period ended September 30, 2004
	Form 10-Q for the period ended December 31, 2004
	File Number: 000-24479

Dear Ms. Miller:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.









June 30, 2004  Form 10-KSB

Exhibit 13. Annual Report

Management`s Discussion and Analysis

Critical Accounting Policies - page 8

General

1. Please revise your disclosure of critical accounting policies in future filings to provide both a qualitative and quantitative discussion that describes the significant assumptions underlying your critical accounting estimates. Discuss the judgments and uncertainties affecting the application of your critical accounting policies and the likelihood that materially different amounts would be reported under different conditions or using different assumptions. For example, quantify and explain how changes in loan concentrations, quality, and terms affect your determination of the allowance for loan losses. Consider using a sensitivity analysis to show the effect that a hypothetical change in your key economic assumptions would have on your allowance for loan losses.

2. Please revise this section to include your accounting policy for mortgage servicing assets in future filings. We note you describe this policy in the opening paragraph of this section but have not included further discussion.

Allowance for Loan Losses

3. Please revise in future filings to include a discussion describing the systematic analysis and procedural discipline you use to determine the amount of your loan loss allowance. Explain:

* Which loans are evaluated individually and which loans are evaluated as a group;
* The impact of estimates used in your allowance;
* How you determine the loss factors you apply to your graded loans to develop a general allowance.

4. Please supplementally tell us if you maintained an allowance for undisbursed loan and lease commitments at June 30, 2004, and if so, where on the balance sheet this is classified.





Comparison of Operating Results for the Fiscal Years Ended June
30,2004 and 2003 - page 11

General

5. We note that the company operates in three segments. Please consider revising MD&A to provide a discussion of the operating results of each segment in future filings.


Provision for Loan Losses - page 14

6. Please revise in future filings to explain fully the reasons for the changes in your provisions for loan losses, so that a reader can understand how changes in risks in the portfolio during the period relate to the loan loss allowance established at period-end. Quantify and explain:

* How changes in loan concentrations, quality, and terms that occurred during the period are reflected in the allowance;
* How changes in estimation methods and assumptions affected the allowance;
* Why allocations of the allowance among different parts of the portfolio or different elements of the allowance occurred; and
* How actual changes and expected trends in non-performing loans affected the allowance.

7. Please supplementally explain the circumstances under which you incurred a $350,000 charge-off related to a single commercial loan.
Revise future filings to fully explain all material charge-offs and recoveries impacting your allowance for loan losses.

Capital Resources and Liquidity - page 15

8. Please revise to identify any known trends or any known demands, commitments, events, or uncertainties, such as planned business acquisitions or opening of new businesses, that will result in or that are reasonably likely to result material changes in your liquidity and capital positions. For example, we note you have recently expanded your insurance operations by way of acquisition. Refer to Item 303 (B) of Regulation S-B.








FINANCIAL STATEMENTS

General

9. Please revise to disclose in your notes to the financial statements all related party transactions and relationships in future filings. Refer to paragraph 2 of FASB No. 57.

Consolidated Balance Sheet - page 19

10. We note you sell qualified fixed-rate loans to Fannie Mae.
Please
revise to separately classify loans held for sale on the face or your balance sheets in future filings, if material.

Consolidated Statements of Cash Flows - page 22

11. Please revise the statement of cash flows to include loans originated for resale and proceeds from those loans sold in operating activities in future filings. Refer to Paragraph 9 of SFAS 102 and
Chapter 10 of the AICPA Audit and Accounting Guide for Depository and
Lending Institutions.

Note 1- Summary of Significant Accounting Policies - pages 24-29

General

12. Please revise to disclose all revenue recognition policies, including policies for your insurance and brokerage businesses in future filings.


Presold mortgages in process of settlement

13. Please supplementally tell us whether the presold loans include the loans you sell to Fannie Mae and if so, whether all loans sold to
Fannie Mae are presold (committed). Please also explain whether or not you carry the loans on your balance sheet at lower of cost or market in accordance with paragraph 4 of SFAS 65.

14. As a related matter, please also tell us whether you retain servicing rights on the presold mortgages.

New Accounting Pronouncements

15. Your disclosure of recently issued accounting pronouncements appears to be missing certain standards which were required to be adopted during fiscal 2004. For example, it is unclear what impact
(if any) SFAS 148 and SFAS 150 had upon the company. Please revise future filings to discuss the impact of these recently issued accounting pronouncements or supplementally tell us why you believe disclosure of these pronouncements does not affect your business.

Note 3. Loan Receivable - page 32

16. We note that it appears that you sell loans to Fannie Mae and that as of June 30, 2004 loans serviced for others (Fannie Mae) totaled $57.6 million.

* Supplementally explain to us whether you have mortgage servicing rights and if so, how you have accounted for them consistent with paragraph 13 of SFAS 140;

* Quantify the carrying value of your servicing assets or liabilities as of June 30, 2004 and 2003 and tell us where these amounts are recorded on your balance sheet, if any;

* Tell us your relevant accounting policy, including quantification as necessary and revise your financial statement footnotes in future filings as needed.

17. Please revise to provide the disclosures required by SFAS 140 in future filings. Specifically provide the disclosures required by Paragraph 17(e) and discuss the nature of any recourse obligations on loans sold considering the guidance in Paragraph 11.

18. We note your disclosure of your impaired loans as of June 30, 2004 and 2003. Please revise in future filings to also disclose the interest income that has been included on those loans for the periods presented and the gross interest income that would have been recognized in each period if the loans had been current in accordance with their original loan terms and had been outstanding throughout the period since origination. Refer to Item III.C.1 of Industry Guide 3.

Note 5. Savings Deposits - page 34

19. Disclose the balances of uninsured deposits or include a statement that you have none for the periods presented in future filings.

Note 10. Employee Stock Ownership Plan - page 39

20. Please supplementally address the following regarding your employee stock ownership plan and revise future filings as necessary:

* How you record the shares purchased for the ESOP;
* How you measure and record compensation cost and amount of compensation cost recognized during each period presented;
* How you record the quarterly contributions to the ESOP in order to allow the SOP to make schedule debt payments;
* Under what purposes shares are released and what expense is recorded related to the release;
* Describe how ESOP shares are used in computing basic and diluted earnings per share.

Refer to paragraph 53 of SOP 93-6.

Note 12. Stock Option Plan

21. Please supplementally provide the tabular presentation required by paragraph 2(e)(c) of SFAS 148 and revise future filings as needed.

September 30, 2004 Form 10-QSB and December 31, 2004 Form 10-QSB

22. Please revise future Forms on 10-QSB as appropriate based upon the preceding Form 10-KSB comments.

Form 8-K Filed September 24, 2004

23. Please supplementally tell us during what reporting period you recorded the severance expense for Mr. Todd.

*	*	*

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Heather Schimkaitis at (202)824-5342 or me at
(202)942-1783 if you have questions.


						Sincerely,


						John P. Nolan
						Accounting Branch Chief




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AF Financial Group
Melanie Miller
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